Performance Trust Capital Partners, LLC

November 7, 2024

Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Security Midwest Bancorp, Inc.
      Registration Statement on Form S-1 (Commission File No. 333-282067)
      Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Security Midwest Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m. Eastern Time on November 12, 2024, or as soon thereafter as may be practicable.

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

/s/ Allan D. Jean

Allan D. Jean
Director, Investment Banking